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                             January 25, 2023

       Terence Pegula
       Chief Executive Officer
       East Resources Acquisition Company
       7777 NW Beacon Square Boulevard
       Boca Raton, FL 33487

                                                        Re: East Resources
Acquisition Company
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed January 18,
2023
                                                            File No. 001-39403

       Dear Terence Pegula:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement filed January 18, 2023

       ERESs Directors and Executive Officers and the Sponsor and its Affiliates Have Financial
       Interests in the Business Combination, page 7

   1. Refer to your response to comment 3. Please quantify the aggregate dollar amount the sponsor and its
affiliates have at risk that depends on the completion of a business combination. Provide
similar disclosure for your officers and directors if material.
       Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of
       Operations, page 76

   2.                                                   Please refer to comment
5. It appears that the Restriction Agreement attached as Annex I has not been executed
since it is not dated or signed. Please revise to attach a signed agreement if it has
been executed. Additionally, please ensure you also attach a signed agreement related to
the 913,984 shares which will be issued and outstanding at the closing, as noted in
your response, since these shares do not appear to be included in the
 Terence Pegula
East Resources Acquisition Company
January 25, 2023
Page 2
      agreement currently attached as Annex I.
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months
Ended September 30, 2022 and 2021, page F-83

3. Please refer to comment 17. Please revise the Statement of Cash Flows to ensure the
      amount presented in    Change in fair value of life insurance policies
(held using fair value
      method)    agrees to the amount presented in the same line item in the
Income Statement on
      page F-81, or tell us why the amounts should not agree.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or J. Nolan McWilliams, Acting Legal Branch
Chief, at (202) 551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameTerence Pegula
                                                           Division of
Corporation Finance
Comapany NameEast Resources Acquisition Company
                                                           Office of Finance
January 25, 2023 Page 2
cc:       Daniel J. Harrist, Esq.
FirstName LastName